UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                 PC QUOTE, INC.
                                (Name of issuer)


                     Common Stock, $.001 Par Value Per Share
                         (Title of class of securities)


                                   693236-10-1
                                 (CUSIP number)


                                 Arthur H. Amron
                             Wexford Management LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                January 26, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss. 240.13d-7



                                Page 1 of 10 Pages

CUSIP No. 693236-10-1


1.       Names of Reporting Persons.                      Imprimis Investors LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



Number of Shares    7.   Sole Voting Power                                     0
Beneficially
Owned by Each       8.   Shared Voting Power (see Item 5 below)        1,440,076
Reporting
Person With         9.   Sole Dispositive Power                                0

                    10.  Shared Dispositive Power (see Item 5 below)   1,440,076

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                1,440,076


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                11.3%


14.      Type of Reporting Person (See Instructions)                          OO



                                Page 2 of 10 Pages

CUSIP No. 693236-10-1


1.       Names of Reporting Persons.              Wexford Spectrum Investors LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares    7.    Sole Voting Power                                   0
 Beneficially
 Owned by Each       8.    Shared Voting Power (see Item 5 below)        617,175
 Reporting
 Person With         9.    Sole Dispositive Power                              0

                     10.   Shared Dispositive Power (see Item 5 below)   617,175

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  617,175


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 4.9%


14.      Type of Reporting Person (See Instructions)                          OO


                                Page 3 of 10 Pages

CUSIP No. 693236-10-1


1.       Names of Reporting Persons.                         Charles E. Davidson
         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



Number of Shares   7.    Sole Voting Power                                     0
Beneficially
Owned by Each      8.    Shared Voting Power (see Item 5 below)        2,057,251
Reporting
Person With        9.    Sole Dispositive Power                                0

                   10.   Shared Dispositive Power (see Item 5 below)   2,057,251

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,057,251


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                15.9%


14.      Type of Reporting Person (See Instructions)                          IN


                                Page 4 of 10 Pages

CUSIP No. 693236-10-1


1.       Names of Reporting Persons.                      Wexford Management LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                        Connecticut



Number of Shares    7.    Sole Voting Power                                    0
Beneficially
Owned by Each       8.    Shared Voting Power (see Item 5 below)       2,057,251
Reporting
Person With         9.    Sole Dispositive Power                               0

                    10.   Shared Dispositive Power (see Item 5 below)  2,057,251

11.      Aggregate Amount Beneficially Owned
         by Each Reporting Person                                      2,057,251


12.      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                          [ ]


13.      Percent of Class Represented by Amount in Row (11)                15.9%


14.      Type of Reporting Person (See Instructions)                          OO


                                Page 5 of 10 Pages

CUSIP No. 693236-10-1


1.       Names of Reporting Persons.                            Joseph M. Jacobs
         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



 Number of Shares    7.   Sole Voting Power                                    0
 Beneficially
 Owned by Each       8.   Shared Voting Power (see Item 5 below)       2,057,251
 Reporting
 Person With         9.   Sole Dispositive Power                               0

                     10.  Shared Dispositive Power (see Item 5 below)  2,057,251

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,057,251


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                15.9%


14.      Type of Reporting Person (See Instructions)                          IN


                                Page 6 of 10 Pages

         This  Amendment  No. 1 to Schedule  13D modifies  and  supplements  the
Schedule 13D filed on October 27, 1997 with respect to the common stock, $0.001 par value per share (the "Common Stock"), of PC QUOTE, INC., a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 1, such Schedule 13D, as amended as provided above, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in such
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         1. Pursuant to the terms of the Stock and Warrant Purchase Agreement between the Company, Imprimis Investors LLC
                  ("Imprimis") and Wexford Spectrum Investors LLC ("WSI" and together with Imprimis, the "Wexford Affiliates"), 2,988,949 shares of the Common Stock owned of record by the Wexford Affiliates were repurchased by the Company on January 26, 1998 at a purchase price of $1.00 per share.


         2. From April 24, 1998 through April 30, 1998, the Wexford Affiliates sold an aggregate of 453,800 shares of common stock in open market transactions as follows:

          Name of Entity      No. of Shares       Date          Price Per Share
          --------------      -------------       ----          ---------------
          Imprimis                56,210         4/24/98           $2.4373
          WSI                     24,090         4/24/98            2.4373
          Imprimis                30,590         4/27/98            2.2012
          WSI                     13,110         4/27/98            2.2012
          Imprimis                63,280         4/28/98            2.2708
          WSI                     27,120         4/28/98            2.2708
          Imprimis                78,260         4/29/98            2.1736
          WSI                     33,540         4/29/98            2.1736
          Imprimis                89,320         4/30/98            2.1185
          WSI                     38,280         4/30/98            2.1185


                  As a result of the foregoing, the Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock set forth below (on the basis of 12,936,800 shares of Common Stock issued and outstanding, of which 500,000 are issuable pursuant to the Warrants beneficially owned by the Reporting Persons):

          1.   Imprimis
               (a)   Aggregate number of shares of Common Stock
                     beneficially owned: 1,440,076 (of which 350,000 are attributable to the Warrants)
                     Percentage:                                           11.3%
               (b)   1. Sole power to vote or to direct vote:                -0-
                     2. Shared power to vote or to direct vote:        1,440,076
                     3. Sole power to dispose or to direct
                        the disposition:                                     -0-
                     4. Shares power to dispose or to direct
                        the disposition:                               1,440,076

                                Page 7 of 10 Pages

               (c) Other than as reported above, there were no transactions by Imprimis during the past 60 days.
               (d)   Not applicable.
               (e)   Not applicable.

          2.   Wexford Spectrum
               (a)   Aggregate number of shares of Common Stock
                     beneficially owned: 617,175 (of which 150,000 are attributable to the Warrants)
                     Percentage:                                            4.9%
               (b)   1. Sole power to vote or to direct vote:                -0-
                     2. Shared power to vote or to direct vote:          617,175
                     3. Sole power to dispose or to direct the disposition:  -0-
                     4. Shares power to dispose or to direct
                        the disposition:                                 617,175
               (c) Other than as reported in above, there were no transactions by Wexford Spectrum during the past 60 days.
               (d)   Not applicable.
               (e)   Not applicable.

          3.   Wexford Management
               (a)   Aggregate number of shares of Common Stock
                     beneficially owned: 2,057,251 (of which 500,000 are attributable to the Warrants)
                     Percentage:                                           15.9%
               (b)   1. Sole power to vote or to direct vote:                -0-
                     2. Shared power to vote or to direct vote:        2,057,251
                     3. Sole power to dispose or to direct the disposition:  -0-
                     4. Shares power to dispose or to direct
                        the disposition: 2,057,251
               (c) Other than as reported in above, there were no transactions by Wexford Management during the past 60 days.
               (d)   Not applicable.
               (e)   Not applicable.

          4.   Joseph M. Jacobs
               (a)   Aggregate number of shares of Common Stock
                     beneficially owned: 2,057,251 (of which 500,000 are attributable to the Warrants)
                     Percentage:                                           15.9%
               (b)   1. Sole power to vote or to direct vote:                -0-
                     2. Shared power to vote or to direct vote:        2,057,251
                     3. Sole power to dispose or to direct
                        the disposition:                                     -0-
                     4. Shares power to dispose or to direct
                        the disposition:                               2,057,251
               (c) Other than as reported in above, there were no transactions by Mr. Jacobs during the past 60 days.
               (d)   Not applicable.
               (e)   Not applicable.

                                Page 8 of 10 Pages

          5.   Charles E. Davidson
               (a)   Aggregate number of shares of Common Stock
                     beneficially owned: 2,057,251 (of which 500,000 are attributable to the Warrants)
                     Percentage:                                           15.9%
               (b)   1. Sole power to vote or to direct vote:                -0-
                     2. Shared power to vote or to direct vote:        2,057,251
                     3. Sole power to dispose or to direct the disposition:  -0-
                     4. Shares power to dispose or to direct
                        the disposition:                               2,057,251
               (c) Other than as reported in above, there were no transactions by Mr. Davidson during the past 60 days.
               (d)   Not applicable.
               (e)   Not applicable.

                  Wexford Management may, by reason of its status as manager of Imprimis and Wexford Spectrum, be deemed to own beneficially the Common Stock of which Imprimis and Wexford Spectrum possess beneficial ownership.

                  Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which Imprimis and Wexford Spectrum possess beneficial ownership.

                  Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the shares of Common Stock Imprimis and Wexford Spectrum beneficially own.

                                    * * * * *

                                Page 9 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 1998

IMPRIMIS INVESTORS LLC

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD SPECTRUM INVESTORS LLC

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD MANAGEMENT LLC

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Senior Vice President


/s/ Charles E. Davidson
-----------------------
Charles E. Davidson

/s/Joseph M. Jacobs
-------------------
Joseph M. Jacobs


                               Page 10 of 10 Pages